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                                                                  EXHIBIT (a)(8)

FOR IMMEDIATE RELEASE


                      JWGENESIS FINANCIAL CORP. ANNOUNCES

          CASH TENDER OFFER FOR UP TO 18.6 PERCENT (1,166,667) OF ITS

                    OUTSTANDING SHARES AT $30 NET PER SHARE



Boca Raton, FL, January 11, 2000 - JWGenesis Financial Corp. (AMEX: JWG) announced today that it is offering to purchase up to 1,166,667 shares of the Company's common stock at a per share price of $30 in cash. The offer, which commences tomorrow, is being made to all stockholders and will remain open until 5:00 p.m., eastern time, on Friday, February 11, 2000. The closing bid price for the Company's common stock on January 10, 2000 was $26.50 per share.

The tender offer will not be conditioned upon any minimum number of shares being tendered. The offer will be, however, subject to certain customary conditions described in offering materials to be distributed to stockholders.

Marshall T. Leeds, Chairman, President and Chief Executive Officer of JWGenesis stated, "The Company currently has cash in excess of what it needs to produce returns on equity and earnings per share at desired levels. In addition, our core business continues to generate substantial cash flows, we have unused lines of credit, and the outlook for our investment in MVP.com is quite good. Based upon these factors, we believe that this offer provides the best opportunity to utilize our excess cash for potential benefit to all of our shareholders'".

The Board of Directors has approved the tender offer. However, neither the Company nor its Board of Directors is recommending that any stockholders tender or refrain from tendering any shares. The Company has been advised that each of its directors and executive officers who owns shares intends to sell between 14.7% and 18.6% of his holdings (depending solely upon whether other persons exercise outstanding options before the expiration date of the tender offer). Each stockholder must decide whether to tender shares and, if so, how many shares to tender.

JWGenesis Financial Corp., headquartered in Boca Raton, Florida, provides a wide range of financial services to individuals, businesses and other brokerage firms through its wholly-owned subsidiaries: JWGenesis Capital Markets, Inc., JWGenesis Securities, Inc., JWGenesis Financial Services, Inc. and JWGenesis Financial Group, Inc.

Certain statements in this release regarding the Company's expected future business and prospects constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon current expectations and involve certain risks and uncertainties that could cause actual results to differ materially from any such statement, including risks and uncertainties discussed in the 1998 Annual Report on Form 10-K, as amended, of JWGenesis Financial Corp., which discussions are incorporated herein by reference.

Contact:  Margo Vuicich, Senior Vice President, 561-338-2721